SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                   FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Fiscal Year Ended December 31, 1998

                                        or

[  ]  Transition Report Pursuant to Section 15(d) of the Securities Exchange
      Act of 1934  (No fee required)


             For The Transition Period From _________ To ________.


                        Commission File Number 0-7201


       A. Full Title of the Plan and the Address of the Plan, if Different from that of the Issuer Named Below:


                              Poe & Brown, Inc.

                      Employees' Savings Plan And Trust


       B. Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office:


                              Brown & Brown, Inc.
                         220 South Ridgewood Avenue
                        Daytona Beach, Florida  32115


<PAGE II>

        POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


                                 FORM 11-K

                            REQUIRED INFORMATION


Pursuant to Item 4 of the required information, in lieu of the requirements of Items 1, 2 and 3, the financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are submitted as follows:

                                                                       Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                     1

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF
   DECEMBER 31, 1998 AND 1997                                          2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
   BENEFITS, WITH FUND INFORMATION, FOR THE YEAR ENDED
   DECEMBER 31, 1998                                                   3

NOTES TO FINANCIAL STATEMENTS                                          4

SCHEDULE I:  SCHEDULE OF ASSETS HELD FOR INVESTMENT AS OF
   DECEMBER 31, 1998                                                   9

SCHEDULE II:  SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE
   YEAR ENDED DECEMBER 31, 1998                                       12

SIGNATURE                                                             13

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                   14



<PAGE 1>

          REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Trustees of the Poe & Brown, Inc.
Employees' Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Poe & Brown, Inc. Employees' Savings Plan and Trust as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                       /S/ ARTHUR ANDERSEN LLP

Tampa, Florida,
May 10, 1999

<PAGE 2>

              POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1998 AND 1997


                                           1998            1997
                                           ____            ____

CASH                                       $    33,066       $   6,806

INVESTMENTS (Notes 2 and 3):
  At fair value-
   Money market fund                            335,554            -
   Bond funds                                 1,061,041         222,869
   Balanced funds                             7,427,148       7,211,982
   Stock index fund                           4,721,443       3,139,724
   Equity funds                              10,851,893       9,835,213
   Special equity fund                        5,031,815       4,839,617
   International equity fund                    907,936       1,067,253
   Employer Common Stock                     10,712,730       7,217,252
   Participant loans                          1,698,578       1,455,199
   Self-directed investments                    368,058         138,891
                                            ___________     ___________
                                             43,116,196      35,128,000
   At contract value-
    Stable Five Fund                          4,900,519       5,276,753
                                            ___________     ___________
       Total investments                     48,016,715      40,404,753

EMPLOYER CONTRIBUTIONS RECEIVABLE               893,785         776,298
                                            ___________     ___________
NET ASSETS AVAILABLE FOR BENEFITS           $48,943,566     $41,187,857
                                            ===========     ===========


The accompanying notes are an integral part of these statements.

<PAGE 3>


            POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                           WITH FUND INFORMATION,

                     FOR THE YEAR ENDED DECEMBER 31, 1998


                 Money                        Stock              Special
                 Market    Bond    Balanced   Index    Equity    Equity
                 Fund      Funds   Funds      Fund     Funds     Fund

ADDITIONS:
 Interest and
  dividends       $  -     $ -     $     -    $   -     $   -      $   -
 Dividends on
  Employer
   Common Stock      -       -           -        -         -          -
 Net realized and
  unrealized
  appreciation in
  fair value of
  investments     7,088    22,631    809,775   964,628  1,277,168      85,171
 Participant
  contributions  88,557   152,994    476,292   490,553  1,082,502     670,619
 Employer
  contributions   6,088    41,156    279,591   235,001    451,276     353,579
               ________  ________  _________ _________  _________   _________

  Total
   additions    101,733   216,781  1,565,658 1,690,182  2,810,946   1,109,369
               ________  ________  _________ _________  _________  __________

DEDUCTIONS:
 Benefits
  paid to
  participants   80,761    68,859    590,459   196,949    728,625     530,451
 Administrative
  expenses          225       153      2,836     1,511      1,635         602
               ________   _______   ________  _________  ________   __________
   Total
    deductions   80,986    69,012    593,295   198,460     730,260    531,053
               _________  _______   ________  _________  _________  __________

NET ASSETS
 TRANSFERRED
  BETWEEN
  INVESTMENT
  FUNDS         314,807   690,403   (757,197)    89,997 (1,064,006)  (386,118)
              _________  ________  __________  ________ ___________ ___________

NET INCREASE
 (DECREASE)     335,554   838,172    215,166  1,581,719  1,016,680    192,198

NET ASSETS
 AVAILABLE
 FOR BENEFITS,
 beginning
 of year         -        222,869  7,211,982  3,139,724  9,835,213   4,839,617
              __________ _________ __________ _________ __________  __________

NET ASSETS
 AVAILABLE
 FOR
 BENEFITS,
 end of year  $335,554 $1,061,041 $7,427,148 $4,721,443 $10,851,893 $5,031,815
              ======== ========== ========== ========== =========== ==========



[TABLE COLUMNS FOR THE TABLE ABOVE ARE CONTINUED BELOW FOR EDGAR
  PURPOSES ONLY -- THESE COLUMNS CONTINUE ACROSS THE PAGE ON HARD COPY]

                    Interna-
                    tional     Employer  Stable       Parti-       Self-
                    Equity     Common    Five         cipant       Directed
                    Fund       Stock     Fund         Loans        Investments
                    ______     _______   _______      ________     ____________
ADDITIONS:
Interest and
 dividends          $    -     $   -     $  339,169   $  125,301   $  -

Dividends on
 Employer Common
 Stock                   -      107,204       -            -           -
Net realized and
 unrealized
 appreciation in
 fair value of
 investments         88,426   1,095,068       -            -            63,360
Participant
 contributions      202,982     592,157     318,981        -              -
Employer
 contributions       80,947     271,290     214,849        -              -
                   ________  __________   _________    _________     _________

Total additions     372,355   2,065,719     872,999      125,301        63,360
                   ________  __________   _________    _________     __________

DEDUCTIONS:
Benefits paid to
 participants        78,926     366,031     502,023      202,297         -
Administrative
 expenses             -             289       3,549         -            -
                 __________   _________    ________    _________    __________

Total deductions     78,926     366,320     505,572      202,297         -
                 ___________  _________    _________   _________     _________

NET ASSETS
 TRANSFERRED
 BETWEEN
 INVESTMENT
 FUNDS             (452,746)  1,796,079    (743,661)     320,375       165,807
                 ___________ __________   __________   _________     _________

NET INCREASE
 (DECREASE)        (159,317)  3,495,478    (376,234)     243,379       229,167

NET ASSETS
 AVAILABLE FOR
 BENEFITS,
 beginning
 of year          1,067,253   7,217,252   5,276,753    1,455,199       138,891
                ___________  __________  __________   __________     _________

NET ASSETS
 AVAILABLE FOR
 BENEFITS, end
 of year        $  907,936  $10,712,730  $4,900,519   $1,698,578      $368,058
                ==========  ===========  ==========   ==========      ========


[TABLE COLUMNS FOR THE TABLE ABOVE ARE CONDTINUED BELOW FOR EDGAR PURPOSES
 ONLY -- THESE COLUMNS CONTINUE ACROSS THE PAGE ON HARD COPY]


                                  Other                Total
ADDITIONS:

 Interest and dividends              -                 $   464,470
 Dividends on Employer Common
   Stock                             -                     107,204
 Net realized and unrealized
  appreciation in fair value
  of investments                     -                   4,413,315
 Participant contributions            -                  4,075,637
 Employer contributions           117,487                2,051,264
                               __________              ___________
   Total additions                117,487               11,111,890
                               __________              ___________
DEDUCTIONS:
 Benefits paid to participants        -                  3,345,381
 Administrative expenses              -                     10,800
                               __________              ___________
   Total deductions                   -                  3,356,181
                               __________              ___________
NET ASSETS TRANSFERRED
 BETWEEN INVESTMENT FUNDS          26,260                    -
                               __________              ___________
NET INCREASE (DECREASE)           143,747                7,755,709

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year     783,104               41,187,857
                                _________              ___________
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year          $926,851              $48,943,566
                                 ========              ===========


             The accompanying notes are an integral part of this statement.

<PAGE 4>

               POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



1.     PLAN DESCRIPTION:

GENERAL

The Poe & Brown, Inc. Employees' Savings Plan and Trust (the Plan), established effective January 1, 1985, and as amended and restated effective January 1, 1997, is a defined contribution plan under which substantially all employees who are at least age 18 and who have completed 30 continuous days of service are eligible to participate.
The Plan is intended to assist Brown & Brown, Inc. (formerly Poe &
Brown, Inc.) and its subsidiaries (the Employer) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

BENEFITS PAID

Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship or termination of service, and are based on the balance in the participant's account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan.

ADMINISTRATION

The Plan is administered by the 401(k) Plan Employee Benefits Administrative Committee (the Committee), which has been appointed by the Board of Directors (the Board) of the Employer. Information about the plan agreement, such as provisions for allocations to participants' accounts, vesting, benefits and withdrawals, is contained in the Summary Plan Description. Copies of this document are available from the Committee. Diversified Investment Advisors, Inc. (Diversified) has been appointed as the recordkeeper of the Plan, and Investors Bank and Trust Company of Boston, Massachusetts (the Trustee), has been appointed as the trustee of the Plan.

<PAGE 5>

ADMINISTRATAIVE EXPENSES

Substantially all administrative expenses are paid by the Plan.
These expenses include recordkeeping, audit and trustee fees.

CONTRIBUTIONS

Participants may elect to defer, subject to certain limitations, from 1 percent to 15 percent of annual compensation as contributions to the Plan. The Employer makes matching contributions to the Plan of 100 percent of each contributing participant's deferred contribution, but no more than 2.5 percent of each participant's salary. The Plan permits the Board of the Employer to authorize optional contributions allocated to participants based on salary. During each of the years ended December 31, 1998 and 1997, the Board authorized an optional profit sharing contribution of 1.5 percent of salary for all participants.

VESTING

Participants employed prior to October 1, 1996, are 100 percent vested in their entire account balance at all times. Participants employed on or after October 1, 1996, are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer matching contributions and profit sharing contributions are based on years of credited service and are subject to the following vesting schedule:


Years of                      Vested
Credited Service              Interest
________________              ________

1                              20%
2                              40%
3                              60%
4                              80%
5 or more                     100%


PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100 percent vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

<PAGE 6>

2.     USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

VALUATION OF INVESTMENTS

  DIVERSIFIED INVESTMENTS -- The fair value of the participation units in Diversified investments (excluding the Diversified Stable Five Fund) is based on the quoted redemption value of the units from Diversified on the last business day of the year.

  EMPLOYER COMMON STOCK -- This investment consists of the Employer's common stock, which is valued at the last reported sale price as reported on the National Market System by the National Association of Securities Dealers.

  DIVERSIFIED STABLE FIVE FUND -- As of December 31, 1998 and 1997, the contract value of this fund approximated its fair value.

  CHARLES SCHWAB & CO. PERSONAL CHOICE RETIREMENT ACCOUNT (SEE NOTE 3) -- As of December 31, 1998 and 1997, the fair value of the stocks, bonds and mutual funds held in the participant's account are based on quoted market prices of the investments held.

The fair value of individual investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 1998 and 1997, are summarized as follows:

                                  1998            1997

Employer Common Stock             $10,712,730     $7,217,252
Diversified Stable Five Fund        4,900,519      5,276,753
Diversified Balanced Fund           7,377,078      7,211,963
Diversified Stock Index Fund        4,721,443      3,139,724
Diversified Equity Value Fund       8,810,225      9,720,988
Diversified Special Equity Fund     5,031,815      4,839,617



<PAGE 7>

3.     INVESTMENT PROGRAMS:

FUND OPTIONS

As of December 31, 1998 and 1997, contributions to the Plan are invested in one or more of 11 separate investment fund options at the direction of each participant. The fund options are (1) Diversified Stable Five Fund, (2) Diversified Short Horizon Fund, (3) Diversified Government/Corporate Bond Fund, (4) Diversified Balanced Fund,
(5) Diversified Stock Index Fund, (6) Diversified Aggressive Equity Fund,
(7) Diversified Equity Value Fund, (8) Diversified Special Equity Fund,
(9) Diversified International Equity Fund, (10) Diversified Intermediate/Long Horizon Fund and (11) Employer Common Stock.
In 1998, six funds were added to the investment options available to participants. These fund options are (1) Diversified Equity Growth Fund, (2) Diversified Money Market Fund, (3) Diversified Growth and Income Fund, (4) Diversified Intermediate Horizon Fund, (5) Diversified Quality Bond Fund and (6) Diversified High Yield Bond Fund. The Plan also allows its participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which allows each participant to self-direct their money into a full range of investment options including individual stocks and bonds as well as allowing access to over 800 mutual funds.

In the accompanying statements of net assets available for benefits as of December 31, 1998 and 1997, and statement of changes in net assets available for benefits for the year ended December 31, 1998, several investments are aggregated for presentation purposes. In the accompanying statement of net assets available for benefits as of December 31, 1997, the Diversified Short Horizon Fund and
Diversified Balanced Fund are aggregated into the Balanced Funds;
the Diversified Aggressive Equity Fund and the Diversified Equity
Value Fund are aggregated into the Equity Funds; and the Diversified International Equity Fund and the Diversified Intermediate/Long
Horizon Fund are aggregated into the International Funds. In the accompanying statement of net assets available for benefits and statement of changes in net assets available for benefits as of and for the year ended December 31, 1998, the Diversified Quality
Bond Fund, Diversified High Yield Bond Fund and Diversified Government/Corporate Bond Fund are aggregated into the Bond
Funds; the Diversified Short Horizon Fund, Diversified Intermediate Horizon Fund, Diversified Intermediate/Long Horizon Fund and
Diversified Balanced Fund are aggregated into the Balanced Funds;
the Diversified Aggressive Equity Fund, Diversified Equity Growth
Fund, Diversified Growth and Income Fund and Diversified Equity
Value Fund are aggregated into the Equity Funds.  The Charles
Schwab & Co. Personal Choice Retirement Account is presented as self-directed investments in the accompanying statements of net assets available for benefits and statement of changes in net assets available for benefits. The remaining options are shown individually in the accompanying statements of net assets available for benefits and changes in net assets available for benefits, but the word "Diversified" is omitted from the title for presentation purposes.

<PAGE 8>

DIVERSIFIED STABLE FIVE FUND

Diversified manages a guaranteed pooled separate account of AUSA Life Insurance Company called the Stable Five Fund. The crediting interest rate is effective for a twelve-month interest crediting period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of Pooled Account No. 24 and the balance of the Stable Five Fund. The crediting interest rate for this Diversified account for the years ended December 31, 1998 and 1997, was 7 percent. The average yield for this Diversified account for the years ended December 31, 1998 and 1997, was 6.10 percent and 6.52 percent, respectively.

INVESTMENT INCOME AND EXPENSES

Each participant's account shall be allocated the investment income and expenses of each fund based on the value of each participant's account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant's account. General expenses of the Plan not attributable to any particular fund shall be allocated among participants' accounts in proportion to the value of each account, taking into consideration the participant's contributions and distributions.

PARTICIPANT LOANS

A participant may, with the approval of the Committee, borrow from his own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested account balance. Participants may not have more than two loans outstanding at any time. Loans, which are repayable monthly over periods generally up to five years, are collateralized by notes and by a security interest in the borrower's vested account balance. The loans bear interest at the rate of prime plus 1 percent, determined at the time the loan is approved.

4.     PARTY-IN-INTEREST TRANSACTIONS:

All of the Plan's Diversified investments are managed by the recordkeeper, a party-in-interest.

5.     FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on February 26, 1996, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable sections of the Internal Revenue Code
(IRC). The Plan has been amended and restated since receiving the determination letter. However, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. SUPPLEMENTAL SCHEDULES:

The following supplemental schedules of assets held for investment and reportable transactions are included as required schedules under ERISA.

<PAGE 9>

                                                              SCHEDULE I
                                                             Page 1 of 3

              POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST


                      SCHEDULE OF ASSETS HELD FOR INVESTMENT

                              AS OF DECEMBER 31, 1998


Identity and Description of Issues           Cost               Fair Value
__________________________________           _____              __________

Money market fund:
  Schwab Money Market Fund                   $   23,663         $   23,663

Mutual funds:
 Gabelli Asset Fund                               5,229              5,948
 Gabelli Growth Fund                              5,310              6,598
 Invesco High Yield Fund                         10,640             10,333
 Invesco Strat Financial                          6,242              6,624
 Invesco Strat Health Fund                        6,716              7,305
 Janus Overseas Fund                              7,789              8,609
 Janus Special Situations                         5,016              6,417
 Janus Twenty Fund                                7,628             10,256
 Janus Worldwide Fund                            18,676             22,117
 Oakmark Select Fund                              5,325              7,134
 PBHG Large Cap Growth Fund                       5,366              6,207
 Safeco Growth Fund, Inc.                         7,777              8,879
 Schwab S&P 500 Investment Shares                 3,066              4,528
 Vanguard Primecap Fund                           4,632              5,390

Pooled separate account:
  Diversified Stable Five Fund -
    Pooled Account of the AUSA Life
    Insurance Company, Inc.*                  4,900,519          4,900,519

Common/collective trusts:
 Diversified Equity Growth Fund*                321,532            384,590
 Diversified Money Market Fund*                 330,503            335,554
 Diversified Short Horizon Fund*                     19                 20
 Diversified Government/Corporate Bond Fund*    612,769            631,418
 Diversified Balance Fund*                    5,859,641          7,377,078
 Diversified Growth and Income Fund*          1,140,374          1,313,905
 Diversified Stock Index Fund*                3,339,927          4,721,443
 Diversified Aggressive Equity Fund*            277,708            343,173
 Diversified Equity Value Fund*               6,916,365          8,810,225
 Diversified Quality Bond Fund*                 200,559            202,837
 Diversified High Yield Bond Fund*              227,670            226,786

<PAGE 10>

                                                                 SCHEDULE I
                                                                Page 2 of 3

                POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST


                       SCHEDULE OF ASSETS HELD FOR INVESTMENT

                                AS OF DECEMBER 31, 1998


Identity and Description of Issues              Cost           Fair Value
__________________________________              ____           ___________

Common/collective trusts (continued):
 Diversified Special Equity Fund*               4,177,994      5,031,815
 Diversified International Equity Fund*           822,311        907,936
 Diversified Intermediate Horizon Fund*            27,164         28,869
 Diversified Intermediate/Long Horizon Fund*       18,364         21,181

Corporate common stocks:
 Employer Common Stock                          6,016,452     10,712,730
 Pfizer, Inc.                                      12,617         12,500
 Advantage Learning Systems                         2,921          3,418
 American International Group, Inc.                 6,695         10,857
 American Eagle Outfitters                          3,713          6,729
 Aspect Development, Inc.                           2,300          5,628
 Compaq Computer Corporation                        5,170         10,521
 Compuware                                          6,412          9,922
 Dell Computer Corporation                         18,820         30,226
 Gemstar International Group Ltd.                   4,048          3,607
 Geotel Communications Corporation                  1,617          2,570
 Gilat Satellite Network Ltd.                       1,627          1,929
 Henry Jack and Associates, Inc.                    2,794          3,134
 International Business Machines                    1,574          3,134
 Iomega Corporation                                 4,294          3,254
 Lason Incorporated                                 3,652          4,015
 Legato Systems, Inc.                               5,879          8,770
 MCI Worldcom, Inc.                                 2,901          4,162
 Medimmune, Inc.                                    2,375          3,480
 Medquist, Inc.                                     4,170          4,543
 Merck and Company, Inc.                           13,493         15,645
 Microsoft Corporation                              5,721         15,256
 Mindspring Entertainment, Inc.                     2,518          3,908
 Nabors Industries, Inc.                            4,598          2,700
 Network Appliances, Inc.                           3,256          6,188
 New Era of Networks, Inc.                          2,462          6,072
 Novell, Inc.                                       2,648          3,244
 Paychex, Inc.                                      2,345          2,675

<PAGE 11>
                                                               SCHEDULE I
                                                              Page 3 of 3

            POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST


                   SCHEDULE OF ASSETS HELD FOR INVESTMENT

                          AS OF DECEMBER 31, 1998

Identity and Description of Issues           Cost            Fair Value
__________________________________           ____            __________

Corporate common stocks (continued):
 Peregrine Systems, Inc.                     4,390           5,055
 Resmed, Inc.                                3,124           3,902
 Rowan Companies, Inc.                      14,726           3,950
 Stein Mart, Inc.                           26,502          15,917
 TSI International Software Ltd.             2,382           4,692
 Veritas Software Corporation                3,030           4,495
 Xomed Surgical Products                     1,933           1,952

Participant loans (bearing interest at
 rates ranging between 7 percent and
 11 percent)                             1,698,578        1,698,578
                                                        ___________
                                                        $48,016,715
                                                        ===========

*Managed by the recordkeeper, a party-in-interest (Note 4).


         The preceding notes are an integral part of this schedule.

<PAGE 12>
                                                           SCHEDULE II


         POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST


                SCHEDULE OF REPORTABLE TRANSACTIONS

                FOR THE YEAR ENDED DECEMBER 31, 1998



A series of transactions       Detail of
in excess of 5% of beginning  Acquisitions       Detail of Dispositions
plan assets                   _____________     _________________________
                                  Cost          Cost     Proceeds    Gain
____________________________  ____________      ____     _________   ____

Diversified Stable Five Fund
 -- Pooled Account of the AUSA
 Life Insurance Company, Inc     $1,212,587   $1,588,821 $1,588,821 $  -
Diversified Balanced Fund*        1,131,781    1,469,572  1,774,734    305,162
Diversified Stock Index Fund*     1,582,402      772,190    965,311    193,121
Diversified Equity Value Fund*    1,357,767    2,607,299  3,223,355    616,056
Diversified Special Equity Fund*  1,494,834    1,226,661  1,387,807    161,146
Employer Common Stock             3,169,925      418,391    876,719    458,328



*Managed by the recordkeeper, a party-in-interest (Note 4).


        The preceding notes are an integral part of this schedule.

<PAGE 13>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee and other persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                   POE & BROWN, INC.
                                   EMPLOYEES' SAVINGS PLAN AND TRUST

                                   By:  BROWN & BROWN, INC.



                                   By: /S/ JAMES L. OLIVIER
                                       ____________________________
                                       James L. Olivier
                                       Vice President

<PAGE 14>

             CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



As independent certified public accountants, we hereby consent to the incorporation by reference of our report, dated May 10, 1999, included in this Form 11-K, into the Company's previously filed Registration Statement File No. 33-1900, dated November 27, 1985, as amended by Post Effective Amendment No. 1, dated December 2, 1992.

                                    /S/ ARTHUR ANDERSEN LLP

Tampa, Florida,
  June 16, 1999